SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549






                                   FORM 11-K






                               REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)


                 For the Calendar Year Ended December 31, 1994






                                TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                            (full title of Program)




                               TANDY CORPORATION
                             1800 One Tandy Center
                            Fort Worth, Texas 76102



      (Name of issuer and address of principal executive offices)

           Index to Exhibits is on sequential page number 13

                               TANDY EMPLOYEES

                           SUPPLEMENTAL STOCK PROGRAM


                               FORT WORTH, TEXAS








                             REPORT OF EXAMINATION

                               DECEMBER 31, 1994

                                C O N T E N T S
                                ---------------

                                                             Page
                                                             ----

           CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . .     4

           STATEMENT OF FINANCIAL CONDITION . . . . . . . .     5

           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY .     6

           NOTES TO FINANCIAL STATEMENTS  . . . . . . . . .  7-10

           ADDITIONAL INFORMATION . . . . . . . . . . . . .    11

           SIGNATURE PAGE . . . . . . . . . . . . . . . . .    12

           INDEX TO EXHIBITS  . . . . . . . . . . . . . . .    13

           EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT .    14

    The Administrative Committee and Participants of
    Tandy Employees Supplemental Stock Program
    Fort Worth, Texas

                      Independent Auditors Report
                      ---------------------------

    I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity for the years ended December 31, 1994, 1993, and 1992. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 1994 and 1993, and results of its operations for the years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.
    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ Curtis B. Morrison, CPA
                                      ---------------------------
                                      CURTIS B. MORRISON, CPA

    Fort Worth, Texas
    March 28, 1995

                                TANDY EMPLOYEES
                          SUPPLEMENTAL STOCK PROGRAM
                               FORT WORTH, TEXAS

                       STATEMENT OF FINANCIAL CONDITION
                           DECEMBER 31, 1994 AND 1993

                                  PLAN ASSETS
                                  -----------


                                              1994          1993
                                             ------        ------
    Investment in Securities of
    Participating Employer (Note B):
        Common Stock                    $11,839,350   $11,105,523

    Contributions Receivable:
        Tandy Employees
        Supplemental Stock Program          727,174       369,098
                                        -----------   -----------

                              TOTAL     $12,566,524   $11,474,621
                                        ===========   ===========

                        LIABILITIES AND PLAN EQUITY
                        ---------------------------

    Liabilities                        $         0    $         0
                                       -----------    -----------
    Plan Equity:
      Participants' Interest in Tandy
      Employees Supplemental Stock
      Program                          $12,566,524    $11,474,621
                                       ===========    ===========

    The accompanying notes are an integral part of these financial statements.

                             TANDY EMPLOYEES
                        SUPPLEMENTAL STOCK PROGRAM
                            FORT WORTH, TEXAS

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
           FOR THE YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992


                                 1994        1993       1992
                                ------      ------     ------

    Investment Income:
      Interest                $         0 $         0 $         0
      Dividend                          0           0           0
                              ----------- ----------- -----------
                              $         0 $         0 $         0
                              ----------- ----------- -----------

    Realized Gain (Loss) on
    Securities (Note C):      $         0 $         0 $         0
                              ----------- ----------- -----------

    Increase (Decrease) in
    Unrealized Appreciation
    of Investments (Note D)   $ <276,487> $ 4,369,502 $   216,730
                              ----------- ----------- -----------

    Contributions (Note A):
    Participating Employees   $ 1,290,195 $ 1,161,957 $ 1,273,944
    Participating Employer      1,032,156     912,966   1,019,156
    Other Contributions           168,288     183,838     145,438
                              ----------- ----------- -----------
                              $ 2,490,639 $ 2,258,761 $ 2,438,538
                              ----------- ----------- -----------
    Less:
    Withdrawals of
    Participant's Interest    $ 1,122,249 $ 2,437,718 $   638,745
                              ----------- ----------- -----------

    Net Increase (Decrease)
    in Plan for the Year
    ended 12-31-94/93/92      $ 1,091,903  $4,190,545 $ 2,016,523

    Add Plan Equity at
    Beginning of Year

    1-1/93/92/91               11,474,621   7,284,076   5,267,553
                              ----------- ----------- -----------
    Plan Equity at
    End of Year
    12-31-94/93/92            $12,566,524 $11,474,621 $ 7,284,076
                              =========== =========== ===========

    The accompanying notes are an integral part of these financial statements.

                             TANDY EMPLOYEES
                        SUPPLEMENTAL STOCK PROGRAM
                            FORT WORTH, TEXAS

                      NOTES TO FINANCIAL STATEMENTS
           FOR THE YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992


    NOTE A - DESCRIPTION OF THE PROGRAM

    The following description of the Tandy Employees Supplemental
    Stock Program (the "Program") provides only general information. Participants should refer to the Program
    Prospectus for a more complete description of the Program's provisions.

    General
    -------

    The purpose of the Program is to assist the employees of Tandy Corporation and its participating affiliates and associates (collectively called "Company") in building personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum salary deferral contribution limit under the Tandy Employees Deferred Salary and Investment Plan.

    The Program is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participant's in the Program in the future.

    Contributions
    -------------

    Through authorized payroll deduction a participant may contribute 5% of his or her gross salary after reaching a maximum salary deferral contribution limit under the Tandy
    Employees Deferred Salary and Investment Plan.

    The Company makes contributions to the Program equal to 80% of the participant's contribution.

    Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

    The participant's contributions and the Company matching contribution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

                             TANDY EMPLOYEES
                        SUPPLEMENTAL STOCK PROGRAM
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992


    NOTE A - DESCRIPTION OF THE PROGRAM (continued)

    As promptly as practicable after the end of each calendar quarter the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of the Company's common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company common stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

      The following is a schedule of Employee, Company, and Other contributions:

                                  1994         1993       1992
                                 ------       ------     ------

        Employees              $1,290,195  $1,161,957  $1,273,944
                               ----------  ----------  ----------

        Company                $1,032,156  $  912,966  $1,019,156
                               ----------  ----------  ----------

        Other                  $  168,288  $  183,838  $  145,438
                               ----------  ----------  ----------

    Participants' Accounts
    ----------------------

    Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

    Vesting
    -------

    The participants' accounts are fully vested at the end of each calendar quarter.

    Payment of Benefits
    -------------------

    The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost

                             TANDY EMPLOYEES
                        SUPPLEMENTAL STOCK PROGRAM
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992

    NOTE A - DESCRIPTION OF THE PROGRAM (continued)

    basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

    A participant will recognize gain or loss on subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.


    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Valuation of Securities
    -----------------------

    The Tandy Corporation common stock is valued at the closing price according to the New York Stock Exchange Composite
    Transactions.



                  SCHEDULE OF INVESTMENTS IN SECURITIES
                  -------------------------------------
                        OF PARTICIPATING EMPLOYER
                        -------------------------

                           NO. OF                      VALUE
                           SHARES        COST         12-31-94
                           ------        ----         --------

    COMMON STOCK

       Tandy Corporation
       Common Stock        236,787    $ 8,016,214     $11,839,350
                                      -----------     -----------


    Contributions
    -------------

    The contributions are accrued as incurred.

    Income Tax Status
    -----------------

    The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.

                             TANDY EMPLOYEES
                        SUPPLEMENTAL STOCK PROGRAM
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEAR ENDED DECEMBER 31, 1994, 1993 AND 1992


    NOTE C - REALIZED GAIN ON SECURITIES

      None (No sale of securities was made during the year).


    NOTE D - UNREALIZED APPRECIATION

                              1994          1993         1992
                             ------        ------       ------
      Unrealized Appreciation
        (Depreciation)
        12-31-94/93/92     $3,823,136    $4,099,623   $<269,879>

      Unrealized Appreciation
        (Depreciation)
        12-31-93/92/91      4,099,623      <269,879>   <486,609>
                           -----------    ----------  ----------

      Net Increase (Decrease)
        for Year ended
        12-31-94/93/92     $ <276,487>   $4,369,502   $ 216,730
                           ===========   ===========  =========

    The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

    Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Program's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                                TANDY EMPLOYEES
                           SUPPLEMENTAL STOCK PROGRAM
                               FORT WORTH, TEXAS

                             ADDITIONAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1994


    ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           Description of                Current
    Issuer                   Investment       Cost        Value
    ------                 --------------     ----       -------

    Tandy Corporation    Common Stock     $8,016,214  $11,839,350
                                          ----------- -----------

                                   SIGNATURES
                                   ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.





                                 TANDY EMPLOYEES
                                 SUPPLEMENTAL STOCK PROGRAM

    by /s/ M. Moad
    --------------
    M. Moad
    Administrative Committee Member




    by /s/ D. Johnson
    -----------------
    D. Johnson
    Administrative Committee Member







    Date    May 25, 1995
           _______________

                               Index to Exhibits



    Exhibit                   Description                Page
    Number                    of Exhibit                Number
    ------                    -----------               ------

      23                       Consent of                 14
                               Independent
                               Accountant

                                                      EXHIBIT 23






                    CONSENT OF INDEPENDENT ACCOUNTANT
                    ---------------------------------

    I consent to the incorporation of my report dated December

    31, 1994, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form

    S-8 for its Tandy Employees Supplemental Stock Program.





                                 /s/ Curtis B. Morrison, CPA
                                 -----------------------------
                                 CURTIS B. MORRISON, CPA

    Fort Worth, Texas

    March 28, 1995